Exhibit (g)(7)
This announcement does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, and is being made to all holders of ordinary shares, ADSs and certain convertible notes of STATS ChipPAC Ltd., subject to compliance with applicable laws. Holders of such securities are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of the SEC at www.sec.gov.
* * * * *
VOLUNTARY CONDITIONAL CASH OFFER
by
Singapore Technologies Semiconductors Pte Ltd
(Incorporated in Singapore)
(Co. Reg. No.: 199503003D)
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited
(Incorporated in Singapore)
(Co. Reg. No.: 197401143C)
for
STATS ChipPAC Ltd.
(Incorporated in Singapore)
(Co. Reg. No.: 199407932D)
ADDITIONAL QUESTIONS AND ANSWERS
FOR STATS ChipPAC SECURITYHOLDER HELPLINE
April 18, 2007

No.	Questions	Suggested response
1.	What does it mean when the Offer is declared “unconditional”?	It means the Offer is successful and all shares tendered under the Offer will be accepted and paid for and transferred to STSPL.

STSPL declared the Offer unconditional on 13 April as it had received valid acceptances in respect of such number of Ordinary Shares and ADSs which, together with those owned, controlled or agreed to be acquired before or during the Offer by or on behalf of STSPL (or parties acting in concert) represented more than 50% of the maximum potential issued share capital of the Company, and as all other conditions of the Offer were satisfied.

As at [Date], STSPL had received valid acceptances in respect of such number of Ordinary Shares and ADSs, which, together with those owned, controlled or agreed to be acquired before or during the Offer by or on behalf of STSPL (or parties acting in concert) represented [ ]% of the issued capital of the Company and [ ]% of the maximum potential issued share capital of the Company.

2.	What happens now that the Offer has been declared “unconditional”?	Withdrawal rights have terminated and a subsequent offering period has commenced.

The Offer will continue to remain open for acceptances during a subsequent offering period which will remain open until 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on Monday, April 30, 2007 unless the Offer is extended further.

As a practical matter, acceptances of ADSs will have to be received by the Tender Agent in New York by the close of business on April 27, 2007 in New York.

3.	What if I do nothing as a shareholder of STATS ChipPAC?	If you do not do anything, you would not be accepting the Offer and will continue to hold shares in STATS ChipPAC Ltd. Please refer to pages 72-74 of the Offer to Purchase for the effects of the Offer on your shares.

4.	Can I accept the Offer once the 90% Threshold is reached?	You may accept the Offer during the subsequent offering period. After the end of the subsequent offering period and the final closing date of the Offer, you will no longer be able to accept the Offer.

If shares and ADSs tendered into the Offer result in STSPL owning at least 90% of the outstanding shares in STATS ChipPAC (other than those owned by STSPL, its related

No.	Questions	Suggested response
corporations and their nominees as at the commencement of the Offer), STSPL will offer a Higher Offer Price of S$1.88 per share or S$18.80 per ADS to all shareholders who accept the Offer, regardless of when their shares are tendered.

5.	What is the other shareholders response so far? Do you think STSPL will be able to achieve the 90% Threshold?	As at [Date], STSPL had received valid acceptances in respect of such number of Ordinary Shares and ADSs, which, together with those owned, controlled or agreed to be acquired before or during the Offer by or on behalf of STSPL (or parties acting in concert) represented [ ]% of the issued capital of the Company and [ ]% of the maximum potential issued share capital of the Company.

STSPL will be making daily announcement on the level of acceptances commencing from the date it receives valid acceptances in respect of such number of shares which will result in STSPL and its concert parties holding such number of Ordinary Shares representing more than 70% of the voting rights attributable to the issued share capital of the Company.

I am unable to comment whether the 90% Threshold will be reached or not.